Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FFBW, Inc.

We consent to the inclusion in this Amendment No. 1 to the Registration Statement on Form S-1 of FFBW, Inc. filed with the Securities and Exchange Commission, the Form H-(e)1 and the Application for Conversion on Form AC filed with the Board of Governors of the Federal Reserve System of our report dated March 27, 2019 on our audits of the financial statements of FFBW, Inc., appearing in the Prospectus, which is part of this Amendment No. 1 to the Registration Statement, the Form H-(e)1 and the Form AC. We also consent to the references to our firm under the captions “The Conversion and Offering,” “Experts” and “Legal Matters” in the Prospectus.

Wipfli LLP

Milwaukee, Wisconsin

October 31, 2019